Exhibit 99.2

NICE Introduces New Version of Security Situation Management Solution with Greater
Openness and Interoperability

New version of NICE Situator also offers enhanced visualization and workflow, and pre-configured packages for addressing growing compliance requirements and the specific needs of various vertical industries

RA’ANANA, ISRAEL, March 22, 2011 NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced enhancements to its open security situation management solution, NICE Situator. The new release of NICE Situator offers greater openness and interoperability, and enhanced situation visualization and workflow. NICE will debut the new version of NICE Situator in booth 7109 at the 2011 ISC West Conference, April 5-8, 2011 at the Sands Expo & Convention Center in Las Vegas.

NICE Situator, which was recently named the leading PSIM (Physical Security Information Management) software solution by independent analyst firm IMS Research, now provides a number of important enhancements. These include capabilities for precise, real-time tracking of relevant assets (whether vehicles, aircraft, ships, radar targets, sensors, or a host of other resources). These capabilities are ready-made and vertical-market specific. They also address specific compliance requirements and standards, such as those of NERC CIP, the North American Electric Reliability Council’s regulations for protecting critical infrastructure, and those of the Federal Emergency Management Agency’s (FEMA) National Incident Management System (NIMS). Customers can leverage pre-configured industry-compliant visualization packages or easily customize their own visualization icons and logic.

“We are happy to introduce these new capabilities in NICE Situator,” said Davidi Vortman, General Manager, Security Management Solutions, NICE. “With more than two hundred gateways to leading security and safety solutions, NICE Situator offers a very high level of openness, and introduces previously unavailable situation management capabilities to leading organizations in the transportation, utility, banking and public safety sectors worldwide. Extending NICE Situator’s openness outside the organization through external business process integration was the next logical step. With the new NICE Situator version, organizations can leverage a wealth of external information sources for decision support when responding to situations or threats.”

“For example, in an airport emergency landing, external data fed into NICE Situator, such as the aircraft’s size or type, number of passengers, or any hazardous materials on board, might dictate a specific response scenario,” Vortman continued.

NICE Situator provides adaptive workflows that guide operator actions based on standard operating procedures and internal situation triggers. The new version also provides the ability to leverage external correlation engines, enterprise systems, databases and web services for enhanced workflow and informed decision-making. NICE Situator can query these external systems and based on that input, dynamically proceed down another path in the response plan.

“Having worked with NICE to implement NICE Situator, I can tell you we are very impressed with the solution’s capabilities, and in particular the direction that the company has taken with its newest release of NICE Situator,” said Mark Moscinski, Sr. Vice President for SDI, a national systems integrator specializing in mission-critical systems and infrastructure. ”When it comes to Situation Management solutions, NICE is setting the benchmark for openness, interoperability, visualization and workflow.”

The new version of NICE Situator provides an off-the-shelf approach to integrating a broad number of external correlation engines or third party data sources into an organization’s workflow, by avoiding the need for custom development. These sources could include background checks, watch lists, threat levels, weather service data, maintenance records, etc. Interoperability is also improved by enabling a faster, more accurate approach for sharing information that may reside in different agencies or departments, and which may be used for decision-making and response that can be audited post-incident.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

 Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Vortman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.